Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230    ANNOUNCEMENT TO THE MARKET    Significant Ownership Interest Itaú Unibanco Holding S.A. (“Company”) in compliance with the provision in Article 12 of Resolution No. 44 of the Brazilian Securities and Exchange Commission (CVM) of August 23, 2021, announces to its stockholders and the market in general that it received a letter from Dodge & Cox informing that they became the owners of 4.99% of the Company’s outstanding preferred shares. The complete letter is attached to this Announcement to the Market. São Paulo (SP), October 7, 2022.    RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

DODGE & COX October 6, 2022    ITAÚ UNIBANCO HOLDING S.A. Praca Alfredo Egydio de Souza Aranha, 100 Jabaquara Torre Conceição – 9th floor CEP 04344-902 Attn: Renato Lulia Jacob Investor Relations    Re: Ownership of Itaú Unibanco Holding S.A.—Preferred    Dear Mr. Renato Lulia Jacob, In accordance with Article 12 (§1) of CVM Instruction No. 358/02, we wish to inform you that the clients of Dodge & Cox (which clients may include investment companies and/or employee benefit plans, pension funds, endowment funds and individual clients) are the beneficial owners of 241,984,749 shares of preferred stock issued by Itaú Unibanco Holding S.A., consisting of 218,957,244 preferred shares traded under ticker ITUB4 and 23,027,505 ADRs traded under ticker ITUB, each of which represents one preferred share. This ownership of 241,984,749 shares of preferred stock issued by Itaú Unibanco Holding S.A. represents 4.99% of the 4,845,844,989 preferred shares outstanding as of October 6, 2022. The required information is provided in the following table: Name of Purchaser Brazilian Register of Legal Entities No. Dodge & Cox 555 California Street, 40th Floor N/A San Francisco, CA, U.S.A.                 ESTABLISHED 1930 555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710

STATEMENT OF THE PERCENTAGE OF REGISTERED SHARES OF PREFERRED STOCK HELD Total Preferred Shares issued by Itaú Unibanco Holding S.A. No. of Preferred shares held of as of October 6, 2022%    4,845,844,989 241,984,749 4.99%    There being no further matters to discuss, we remain at your disposal for any further information you may require.    Sincerely,                Katherine M. Primas Chief Compliance Officer